Epi One, Inc.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
Prepared in accordance with U.S. GAAP

	2024 ($)	2023 ($)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	-969,712.74	-49,920.00
Payroll receivable (working capital adjustment)	—	—
Net cash used in operating activities	-969,712.74	-49,920.00
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant, and equipment	-117,801.08	0.00
Net cash used in investing activities	-117,801.08	0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of equity / crowdfunding:	3,629,121.16	0.00
Net cash provided by financing activities	3,629,121.16	0.00
NET CHANGE IN CASH		
Operating activities	-969,712.74	-49,920.00
Investing activities	-117,801.08	0.00
Financing activities	3,629,121.16	0.00
Net change in cash:	2,541,607.34	-49,920.00
CASH – BEGINNING OF YEAR	**56,854.26**	**106,774.26**
CASH – END OF YEAR		
Bank cash	1,098,461.60	56,854.26
SWIFT treasury	1,500,000.00	0.00
FINAL CASH BALANCE:	**2,598,461.60**	**56,854.26**